Exhibit 99.67

DIGIHOST ANNOUNCES 35.02 BITCOINS MINED IN THE MONTH OF FEBRUARY

Toronto, ON – March 4, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that the Company has increased its mined Bitcoin (“BTC”) holdings during the month of February 2021 by 35.02 BTC, bringing the Company’s mined BTC balance to 218.72. The total BTC balance held by the Company as of February 28, 2021 is 219.72, which includes one BTC received as part of the $4,000,000 proceeds from the closing of the private placement announced on February 19, 2021. Based on an approximate current BTC price of US$51,000, the total value of BTC in the Company’s possession is approximately US$11,206,000.

Digihost is also pleased to report that as of February 28th, 2021, the Company has increased its hashrate to approximately 189 Petahash from a hashrate of 184 Petahash on January 31st, 2021. Management believes that with its ongoing efforts to increase its hashrate, Digihost is well positioned to maintain its strong BTC mining operations while the Company continues to execute on its strategy to expand its business operations throughout 2021 and beyond.

Michel Amar, the Company’s CEO, stated: “We are extremely excited by the results of our Bitcoin mining operations at our highly efficient mining facilities and we are also very encouraged by the general strength of the blockchain sector and cryptocurrency marketplace. During the shorter month of February we increased our Bitcoin mining output by approximately 3% over January. Also, the increase in the Company’s mining hashrate during the month demonstrates the optimization of our Bitcoin mining infrastructure and with that, coupled with the strength in Bitcoin, we continue to provide exceptional value and growth for our shareholders. Our entire team remains focused on and committed to value creation through operational efficiencies and continued investment in, and expansion of, our productive asset base.”

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company's mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA. The Company is currently hashing approximately 1.2 Bitcoins per day, subject to difficulty. Digihost’s strategy is to focus on continually increasing its hashrate with a concurrent reduction in energy costs.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.